                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)*


                           Great Lakes Aviation, Ltd.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   39054K 108
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                                 (CUSIP Number)

                            James R. Sankovitz, Esq.
                             Briggs and Morgan, P.A.
                                 2200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 977-8400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 12, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 39054K 108                 13D                     Page 2 of 6 Pages
          ---------------
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Douglas G. Voss
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [_]
     (b) [_]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

              PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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        NUMBER OF           7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                      5,679,245
         OWNED BY           ----------------------------------------------------
           EACH             8    SHARED VOTING POWER
        REPORTING
          PERSON                         -0-
           WITH             ----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                         3,699,903
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                            10   SHARED DISPOSITIVE POWER

                                         1,979,342
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,679,245
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              40.1%
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14   TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Douglas G. Voss ("Doug Voss") hereby amends his statement on Schedule 13D (the "Schedule 13D") originally filed on October 28, 1996, and amended on April 28, 1997, August 31, 1998 and February 22, 2002, with respect to his beneficial ownership of shares of common stock par value $.01 per share ("Common Stock"), of Great Lakes Aviation, Ltd. ("Great Lakes"), an Iowa corporation.

         Item 1 of the Schedule 13D is hereby amended and restated as follows:

         Item 1: Security and Issuer

         The name of the Issuer is Great Lakes Aviation, Ltd. and the address of its principal office is 1022 Airport Parkway, Cheyenne, Wyoming 82001. The title of the class of equity security to which this statement relates is Common Stock. Doug Voss beneficially owns 5,679,245 shares of Common Stock.

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         Item 5: Interest in Securities of the Issuer

         (a) As of the date of this Schedule 13D, Doug Voss beneficially owned 5,679,245 shares of Common Stock constituting approximately 40.1% of outstanding Common Stock of the Issuer.

         (b) Doug Voss is the record owner of 2,648,245 shares of Common Stock which includes 100,000 shares of Common Stock subject to currently exercisable options. Doug Voss is also the sole shareholder of Iowa Great Lakes Flyers, Inc. ("Flyers") the record owner of 1,051,658 shares of Common Stock. Doug Voss' ex-spouse, Gayle R. Brandt, has granted to him an Irrevocable Proxy to vote 1,979,342 shares of Common Stock of the Issuer owned of record by her and has entered into a Buy-Sell Agreement with her with respect to all such shares. See
Item 6 of this Schedule 13D.

         (c) On September 12, 2003, Flyers, of which Doug Voss is the sole shareholder, acquired 172,413 shares of Common Stock in a private placement transaction with Gayle R. Brandt, Doug Voss' ex-spouse, at a price of $0.29 per share pursuant to the terms of the Buy-Sell Agreement entered into with her.

         (d)   Not applicable.

         (e)   Not applicable.

         Item 6 of the Schedule 13D is hereby amended and restated as follows:

         Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Doug Voss' ex-spouse, Gayle R. Brandt, who is the record owner of 14.1% of the Common Stock of the Issuer, has granted to Doug Voss an Irrevocable Proxy to vote all of her shares of Common Stock (the "Shares") until June 28, 2010.

         Doug Voss and Gayle R. Brandt have entered into a Shareholder Buy-Sell Agreement (the "Buy-Sell Agreement") with respect to the Shares. The term of the Buy-Sell Agreement (the "Term") is until June 28, 2010 or until such time as Gayle R. Brandt does not own any Shares or Great Lakes is dissolved or liquidated. Pursuant to the Buy-Sell Agreement Gayle R. Brandt could not sell any Shares until June 28, 1999 at which time she became able to sell 470,000 Shares and an additional 235,000 Shares in each year thereafter. Doug Voss, however, has been granted a right of first refusal to purchase for the market price any Shares which Gayle R. Brandt desires to so sell. The Buy-Sell Agreement also provides Doug Voss the option to purchase any Shares at any time during the Term for the market price of the Common Stock. The Buy-Sell Agreement provides that in any transaction in which Doug Voss sells greater than 5% of his Common Stock, Doug Voss has the right to compel Gayle R. Brandt to include the Shares held by her in such transaction on the same terms as the shares of Common Stock held by Doug Voss. In turn, Gayle R. Brandt has the right to have her Shares included by Doug Voss in any such transaction on a pro rata basis.

         The Buy-Sell Agreement provides Doug Voss with the right to purchase the Shares of Gayle R. Brandt for the market price upon the death of Gayle R. Brandt and an involuntary disposition of the Shares held by Gayle R. Brandt. Pursuant to the Buy-Sell, Doug Voss will vote all shares of Common Stock beneficially owned by him (including the Shares) for the election of Gayle R. Brandt to the Board of Directors of the Issuer.

         The Buy-Sell Agreement also gives Gayle R. Brandt the right each year during the Term of the Buy-Sell Agreement, by giving one hundred eighty (180) days advance written notice, to require Doug Voss to purchase the Shares owned by Gayle R. Brandt for a share price to be negotiated or at market price up to a total purchase amount not to exceed $50,000 per year. This right may not be exercised more than two (2) times per year. On February 20, 2002, Gayle Brandt exercised this right and Douglas G. Voss (through Flyers) purchased from her 198,245 shares of Common Stock at a price of $0.504 per share and on September 12, 2003, Gayle Brandt exercised this right and Douglas G. Voss (through Flyers) purchased from her 172,413 shares of Common Stock at $0.29 per share pursuant to a Stock Purchase Agreement.

         Doug Voss, as the sole shareholder of Flyers, and Tennenbaum & Co., LLC have entered into a Co-Sale Agreement with respect to the shares of Great Lakes Common Stock held by Doug Voss and Flyers. Pursuant to the Co-Sale Agreement, neither Doug Voss nor Flyers may, either singly or jointly, in any one transaction or any series of related transactions, directly or indirectly, sell or otherwise dispose of a number of shares of Common Stock of Great Lakes which would constitute fifteen percent (15%) or more of the total number of shares of Common Stock of Great Lakes then issued and outstanding to any third party or group of third parties (the "Third Party Offer") unless the terms and conditions of such Third Party Offer shall include an offer to include in the sale or other disposition to the third party the 500,000 shares of Common Stock of Great Lakes which were acquired by Tennenbaum & Co., LLC on August 31, 1998 on the same terms as the sale by Doug Voss and/or Flyers. The right of co-sale provided by such Co-Sale Agreement does not apply to any sale of Common Stock of Great Lakes by Doug Voss pursuant to the exercise of the option granted by Doug Voss to Gayle R. Brandt to acquire his shares of Common Stock of Great Lakes upon the death of Doug Voss as set forth in the Buy-Sell Agreement as described above.

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         Item 7 of the Schedule 13D is hereby amended and restated as follows:

         Item 7: Material to be Filed as Exhibits

         Exhibit 1 Stock Purchase Agreement, dated August 31, 1998, by and between Great Lakes Aviation, Ltd., Iowa Great Lakes Flyers, Inc. and Tennenbaum & Co., LLC*

         Exhibit 2 Irrevocable Proxy, dated June 28, 1996 from Gayle R. Brandt to the Reporting Person.**

         Exhibit 3 Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Gayle R. Brandt.**

         Exhibit 4 Stock Purchase Agreement, dated August 25, 2003, between Iowa Great Lakes Flyers, Inc. and Gayle R. Brandt.

         _________________

         * Previously filed by Reporting Person as an exhibit to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on September 9, 1998.

         ** Previously filed by Reporting Person as an exhibit to Schedule 13D, filed with the Securities and Exchange Commission on October 28, 1996.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Dated: September 12, 2003



                                                       /s/ Douglas G. Voss
                                                       -------------------
                                                       Douglas G. Voss

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

                                  Exhibit Index

         Exhibit       Document
         -------       --------

         Exhibit 1 Stock Purchase Agreement, dated August 31, 1998, by and between Great Lakes Aviation, Ltd., Iowa Great Lakes Flyers, Inc. and Tennenbaum & Co., LLC*

         Exhibit 2 Irrevocable Proxy, dated June 28, 1996 from Gayle R. Brandt to the Reporting Person.**

         Exhibit 3 Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Gayle R. Brandt.**

         Exhibit 4 Stock Purchase Agreement, dated August 25, 2003, between Iowa Great Lakes Flyers, Inc. and Gayle R. Brandt.

         ________________

         * Previously filed by Reporting Person as an exhibit to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on September 9, 1998.

         ** Previously filed by Reporting Person as an exhibit to Schedule 13D, filed with the Securities and Exchange Commission on October 28, 1996.

                                       6